

November 8, 2011

<u>Via E-mail</u>
Mr. David A. Finke
Chief Financial Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, Iowa 52154

> **RE:     Homeland Energy Solutions, LLC**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 0-53202**

Dear Mr. Finke:

    We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, Page 28</u>
<u>Report of Independent Registered Public Accounting Firm, Page 29</u>

1.  The standards of the Public Company Accounting Oversight Board (United States) encompass more than just auditing standards.  Please make arrangements with each of your auditors to provide us with a written and signed letter confirming that their audits were conducted in accordance with all of the standards of the PCAOB instead of just the auditing standards.  Each letter should confirm that future audit reports will reference to the standards of the PCAOB rather than solely the auditing standards and also include a corrected and

signed audit report.  Please include the letters from each of your auditors as an attachment to your supplemental response.  See SEC Release 33-8422 and PCAOB Auditing Standard No. 1.

Item 9A. Controls and Procedures, page 45

Internal Control Over Financial Reporting, page 45

Management's Annual Report on Internal Control over Financial Reporting, page 45

2.  We note the following qualification in the last paragraph under this heading:

> This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

> Given that Item 308T of Regulation S-K, which permitted the above qualification, does not apply to reports for fiscal years ending after December 15, 2010, please supplementally acknowledge your understanding that your management's report on internal control over financial reporting in your 2010 Form 10-K is filed for purposes of Section 18 of the Exchange Act and is otherwise subject to the liability provisions of that section.  Please also exclude the above qualification from your future filings.

Item 15. Exhibits, Financial Statement Schedules, page 47

3.  Please tell us what consideration you gave to filing or incorporating by reference the following as exhibits: (i) First and Second Amendments to the Master Loan Agreement dated November 30, 2007, and (ii) the agreement(s) pursuant to which you have procured corn from Comeback Farms Inc., an entity owned by Kyle Wendland, the son of your chief executive officer, Walter Wendland.  Please refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. David A. Finke
Homeland Energy Solutions, LLC.
November 8, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.  Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief